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                                                                    Exhibit 20.1

Press Release of the Registrant, dated October 15, 2001, announcing the Registrant's agreement to acquire the voice enhancement and echo cancellation business of Lucent.

NMS COMMUNICATIONS TO ACQUIRE LUCENT TECHNOLOGIES' MARKET-LEADING VOICE ENHANCEMENT AND ECHO CANCELLATION BUSINESS

VOICE ENHANCEMENT SYSTEM EXPANDS COMPANY'S PLATFORM AND SYSTEMS OFFERINGS, ADDS PROFITABLE NEW REVENUE STREAM

Press Contact Information

Framingham, MA, US -- October 15, 2001 NMS Communications (NASDAQ: NMSS), a leading supplier of technology for tomorrow's networks, today announced a definitive agreement to acquire the voice enhancement and echo cancellation business of Lucent Technologies (NYSE: LU).

Under terms of the agreement, which is subject to customary closing conditions and expected to close by the end of the year, NMS will pay $60 million in cash for all of the assets of this business. Upon completion of the deal, NMS will enter into a multi-year agreement to serve as the exclusive supplier of stand-alone echo cancellation systems and sound quality equipment for Lucent. Lucent will continue providing these systems to its global service provider customers. Simultaneously, NMS will expand its market reach by forging new alliances with other communications equipment suppliers and service providers.

Lucent's voice enhancement and echo cancellation business spans a line of systems that telecom carriers deploy in central offices and mobile switching centers in order to achieve consistently clear audio quality. Voice quality technology is critically important to wireless operators for differentiating their services, avoiding customer churn, and encouraging those customers to place more and longer calls.

NMS will host a webcast today at 6:00 p.m. ET to discuss the planned acquisition. To participate, log onto the company website at www.nmscommunications.com, go to the Investor Relations section and click on the webcast icon. A replay will also be available beginning 9:00 p.m. today through end of day Wednesday, October 17. To access the playback, call 719-457-0820 and enter the pass code 679387.

The acquisition is part of NMS' strategic focus on becoming a premier provider of systems and platforms for communications infrastructure, applications and services, particularly to the rapidly growing wireless market. The voice enhancement systems business provides NMS with a new family of complete, ready-to-install systems, an experienced carrier-facing sales force, deep technology capabilities in the areas of voice quality, wireless networks and fault tolerant systems, along with noteworthy intellectual property and patents. The existing customer base, which numbers more than 100, includes many of the world's leading service providers.

According to 2001 market-sizing information from the Yankee Group, a global leader in technology research and strategic consulting, mobile infrastructure spending will exceed $120 billion in 2004. Additionally, Yankee believes that the number of wireless subscribers will reach 1.3 billion by 2006, more than doubling the number of wireless subscribers in place at the end of 2000.

Among wireless service providers, voice quality technology is a critical differentiator. It is vital to prolonging call duration, stepping up call frequency, and minimizing customer churn. Furthermore, voice enhancement systems play an important role in improving audio quality for voice over IP (VoIP) systems and voice recognition accuracy for enhanced services, such as voice-activated dialing -- areas that have represented strongholds for NMS.

"Through this acquisition, NMS Communications will gain essential technologies, an established, world-class systems business as well as a strategic relationship with Lucent," said NMS Chairman and CEO Bob Schechter. "This complements our initiatives in the voice platform, media gateway and media server markets and provides an additional, profitable revenue stream. What's more, the voice enhancement systems team that will join us will extend our ability to support service provider and network requirements."

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Lucent currently markets its echo cancellation and voice quality systems under the highly regarded small footprint, high availability product platforms -- Mercury, Sonata and Symphony. These systems benefit from the unique Studio Sound(R) set of enhancements -- including features for addressing noise reduction, noise compensation, automatic and adaptive level control, dynamic speech restoration, wireless tandem-free operation, and data compatibility -- delivering exceptional sound clarity in noisy or overly compressed communications settings.

"We believe the Lucent Echo Cancellation Solutions business will benefit from joining NMS," said Steve Akers, Lucent Technologies chief technical officer for the Internetworking Solutions Group. "As part of NMS, this business expects to be able to broaden its customer base and invest more in maintaining its leading voice quality systems. Through our OEM agreement, Lucent will continue to offer top-notch voice quality systems from NMS, while focusing our own resources on other needs of our large service provider customers."

About Lucent

Lucent Technologies, headquartered in Murray Hill, N.J., USA, designs and delivers networks for the world's largest communications service providers. Backed by Bell Labs research and development, Lucent relies on its strengths in mobility, optical, data and voice networking technologies as well as software and services to develop next-generation networks. The company's systems, services and software are designed to help customers quickly deploy and better manage their networks and create new, revenue-generating services that help businesses and consumers. For more information on Lucent Technologies, visit its Web site at http://www.lucent.com/.

About NMS Communications

NMS Communications (NASDAQ: NMSS) strives to lead in the design, development and distribution of hardware and software for the communications industry's most advanced solutions. Using NMS products and services, the world's leading networking and telecommunications suppliers get their solutions to market faster, and at lower costs.

NMS supplies the essential technologies for network-based IP media services, voice Web applications, speech-driven enterprise solutions such as customer relationship management (CRM), and packet voice and broadband access services, including voice over IP (VoIP), voice over DSL (VoDSL) and voice over wireless local loop (VoWLL).

NMS Communications: Technology for Tomorrow's Networks.

Visit www.nmscommunications.com for more information.

Statements in this document expressing the beliefs and expectations of management regarding future performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations as of the date of this document and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to risks and uncertainties including, but not limited to, a continued slowdown in communications spending, quarterly fluctuations in financial results, the availability of products from vendors and other risks. These and other risks are detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the year ended December 31, 2000. In addition, while management may elect to update forward-looking statements at some point in the future, management specifically disclaims any obligation to do so, even if its estimates change.

                                      # # #

NMS Communications is a trademark of NMS Communications Corporation. Studio Sound is a registered trademark of Lucent Technologies. All other product or corporate references may be trademarks or registered trademarks of their respective companies.